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                        [BASS, BERRY & SIMMS LETTERHEAD]

                                 AmSouth Center
                        315 Deaderick Street, Suite 2700
                         Nashville, Tennessee 37238-3001
                                 (615) 742-6200

RYAN D. THOMAS

PHONE:   (615) 742-7765
FAX:     (615) 742-2778
E-MAIL:  rthomas@bassberry.com

                                January 18, 2006

VIA EDGAR & OVERNIGHT COURIER

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-0303

            RE:         HEALTHSPRING, INC.
                        REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 2 FILED JANUARY 5, 2006
                        FILE NO. 333-128939

Dear Mr. Riedler:

            On behalf of HealthSpring, Inc. (the "Company"), and in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 12, 2006 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. Amendment No. 3 to the Registration Statement was filed today with the Commission via EDGAR. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Defined terms used but not defined herein have the meanings set forth in the Registration Statement.

FORM S-1

Capitalization, page 29

1. Unless or until you have received binding and irrevocable confirmation that all of the holders of the preferred stock will not request the redemption of the preferred stock, please cease assuming that all of the preferred stock will convert to common stock, as that assumption still does not appear to be factually supportable. Even if you were to receive written confirmation that the majority of the holders do not intend to redeem their preferred stock, their intentions would not appear to be binding to those or all holders. Instead of assuming their conversion, please disclose, exclusive of the table, the circumstances in which they would convert and its reasonably likely impact.

            RESPONSE: THE DISCLOSURE ON PAGE 98 HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT TO REFLECT THAT THE COMPANY WILL NOT PROCEED WITH


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Mr. Jeffrey Riedler
Securities and Exchange Commission
January 18, 2006
Page 2

            THE OFFERING IF THE HOLDERS OF PREFERRED STOCK REQUEST REDEMPTION OF THE PREFERRED STOCK. ALSO, A CROSS REFERENCE TO "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- TERMS OF PREFERRED STOCK" HAS BEEN ADDED TO THE "CAPITALIZATION" SECTION. ABSENT A REDEMPTION REQUEST BY THE GTCR FUNDS, ALL SHARES OF PREFERRED STOCK WILL AUTOMATICALLY CONVERT INTO SHARES OF COMMON STOCK UPON THE COMPLETION OF THIS OFFERING.

Selected Financial Data and Other Information, page 31

2. Based on your disclosures and on your responses to prior comment three in our December 23, 2005 letter and prior comment 31 in our November 10, 2005 letter, you do not appear to have met the burden of demonstrating the usefulness of EBITDA or Adjusted EBITDA to evaluate performance. These non-GAAP measures exclude the following items that appear to be recurring, regardless of how they are identified: preferred dividends, income tax expense, interest expense, depreciation and amortization.

            As contemplated by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, there appears to be: a past pattern of these recurring items, no demonstration that the items will not continue, and no other unusual reason to substantiate the special nature of these items. As such, it would appear to be difficult for you to meet the burden and Item 10(e) of Regulation S-K would apparently not permit your use of EBITDA or Adjusted EBITDA. As you do not appear to have met the burden, please cease using EBITDA and Adjusted EBITDA as performance measures or further demonstrate their usefulness in evaluating performance.

            RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED TO DELETE REFERENCES TO EBITDA AND ADJUSTED EBITDA.

Management's Discussion and Analysis of Financial Condition, page 36

Critical Accounting Policies and Estimates, page 51

Medical Claims Liability and Medical Expenses, page 51

3. Regarding your provision for adverse claims deviation, please revise your disclosures to clarify how "it provides a relatively constant addition to the liability calculated by [your] standard model" by indicating whether the "constant addition" is a constant percentage, dollar or other amount. In addition, please disclose how the "constant addition" was determined and why it is appropriate. Furthermore, please tell us how a "constant addition" is consistent with your response to prior comment four, which indicated that the "provision varies according to the facts and circumstances existing at the time the estimate is made". Finally, please disclose whether and how the provision considers the historical development of your liability, such as the favorable development you apparently experienced in 2003 and 2004.


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Mr. Jeffrey Riedler
Securities and Exchange Commission
January 18, 2006
Page 3

            RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT. THE COMPANY HAS DELETED THE REFERENCE TO "CONSTANT ADDITION" WITH REGARD TO THE PROVISION FOR ADVERSE CLAIMS DEVELOPMENT. HISTORICALLY, IN ESTABLISHING THE PROVISION FOR ADVERSE CLAIMS, THE COMPANY HAS NOT TAKEN INTO ACCOUNT PRIOR PERIOD FAVORABLE DEVELOPMENTS IN MEDICAL CLAIMS LIABILITY.

4. In your response to prior comment five, you asserted that your best estimate of medical expense IBNR factored in and contemplated outcomes that are reasonably likely to occur. However, it would appear that a best estimate would contemplate only one of those outcomes and that changes in the underlying assumptions could materially change the estimate. In addition, you asserted that your tabular disclosure of sensitivity in medical claims liability based on hypothetical changes is helpful disclosure. While it may illustrate the potential for changes in the estimate to occur, the changes disclosed appear to be arbitrary and do not appear to represent changes that you believe are reasonably likely, based on information available to management that may not be available to the reader. As such, consistent with Section V. of Financial Reporting Release 72, please revise your tabular disclosure of sensitivity to be based on reasonably likely, not hypothetical, changes or disclose that you believe those changes to be reasonably likely.

            RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT TO REFLECT CHANGES IN ACTUARIAL FACTORS THAT THE COMPANY BELIEVES, BASED ON RECENT EXPERIENCE, ARE REASONABLY LIKELY, RATHER THAN HYPOTHETICAL CHANGES.

5. Please provide, for all periods presented, the disclosures we had requested in prior comment six in our December 23, 2005 letter and prior comment 39 in our November 10, 2005 letter. In so doing, please:

            o Discuss and quantify the gross favorable and gross adverse development that resulted in the net favorable development during 2003 and 2004. Based on the periods currently presented, provide disclosures about development that occurred in 2002 and, if material development has occurred since December 31, 2004, the nine months ended September 30, 2005.

            o Identify and quantify the changes in the key assumptions underlying the beginning claims liability balances that resulted in the development during each period. As the following appear that they could be key assumptions, address them in your disclosure or tell us why they need not be addressed: (a) the completion factors and underlying claim trends cited in your response to prior comment six and (b) the differences in utilization and severity you disclosed and attributed for the net favorable development.

            o Disclose any known trends and uncertainties in the number of claims and the average settlement amounts. To the extent that your ability to provide this disclosure is affected by the several months you asserted that claim submission and payment processing could take, state this fact and indicate how current this disclosure is. As a reader may infer, from your disclosure that the net favorable development was primarily attributable to differences in utilization and severity, that the number of claims and average settlement amounts

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Mr. Jeffrey Riedler
Securities and Exchange Commission
January 18, 2006
Page 4

                        were both less than expected, discuss how any known trends are consistent with the development.

            RESPONSE: THE COMPANY HAS REVISED THE DISCLOSURE TO PROVIDE ADDITIONAL QUALITATIVE AND QUANTITATIVE INFORMATION REGARDING ITS LIABILITY DEVELOPMENT AND CHANGES TO PRIOR ESTIMATES AND ASSUMPTIONS. THESE REVISED DISCLOSURES ARE CONSISTENT WITH THE COMPANY'S UNDERSTANDING FROM THE PRE-FILING TELECONFERENCE HELD WITH THE STAFF ON FRIDAY, JANUARY 13, 2006.

Index to Financial Statements, page F-1

Financial Statements of NewQuest, LLC as of and for the Years Ended . . . , page F-14

Notes to Consolidated Financial Statements, page F-19

(l)  Organization and Summary of Significant Accounting Policies, page F-19

(m)  Fee Revenue, page F-25

6. In light of your response to prior comment twelve, please reconsider this disclosure, as it would seem that a significant accounting policy could better explain how different accounting results from apparently similar transactions. For example, the disclosure could, as necessary, distinguish between these fees and those related to the independent physician associations that are not members of NewQuest's HMO subsidiaries by, at a minimum, discussing:

            o NewQuest's relationship with the members of its HMO subsidiaries compared to its relationship with the other independent physician associations;

            o the reciprocal nature of some underlying arrangements compared to the non-reciprocal nature of others;

            o why NewQuest apparently made similar payments under both types of arrangements but the fees it received are classified differently in its statements of operations; and

            o what specific GAAP literature supports some of the fees being classified as reductions to expense, while others are classified as revenue, and how.

            RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT. THE COMPANY REVIEWED SAB 104 AND EITF 99-19 IN CONNECTION WITH THE DISCLOSURE PROVIDED IN "(m) FEE REVENUE" AND DOES NOT BELIEVE EITHER IS APPLICABLE.

(20) Phantom Membership Agreements, page F-39

7. In your response to prior comment fourteen, you cited paragraph 10b of APB 25 and its application to "plans with variable terms", which clause (b) in paragraph 10 describes as "plans with a variable number of shares of stock or a variable option or purchase price is different". While we noted that the award did not immediately vest, we did not note any of these variable


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Mr. Jeffrey Riedler
Securities and Exchange Commission
January 18, 2006
Page 5

            terms in your disclosures or response. As such, please further clarify why you appear to believe that the measurement date should not have been the date of the award. If there were not such variable terms, please revise your financial statements to reflect the date of award as the measurement date or tell us why such a revision is not appropriate.

            RESPONSE: THE AGREEMENTS WERE ORIGINALLY STRUCTURED TO BE SETTLED ONLY IN CASH UPON THE OCCURRENCE OF CERTAIN EVENTS, INCLUDING A SALE OF THE COMPANY. THE COMPENSATION EXPENSE OF THE AWARDS WAS NOT DETERMINABLE UNTIL THE AGREEMENTS WERE AMENDED IN DECEMBER 2004 TO PROVIDE FOR THE ISSUANCE OF MEMBERSHIP UNITS IN NEWQUEST, LLC. THE DISCLOSURE HAS BEEN REVISED TO CLARIFY THAT THE AGREEMENTS WERE REQUIRED TO BE SETTLED IN CASH.

8. In your response to prior comment fourteen, you advised us of a phantom membership agreement with a non-employee director that would have fallen within the scope of SFAS 123 and EITF 96-18. Please tell us the guidance you followed in determining the compensation charge related to this agreement, as: (a) the second paragraph of EITF 96-18 says that the Issue relates to transactions where the counterparty is other than an employee and (b) paragraph 8 of FIN 44 states that APB 25 is applicable for non-employee directors meeting two conditions. If you should have applied APB 25 but did not, please revise your financial statements to apply it or tell us why such a revision is not appropriate.

            RESPONSE: THE TERMS AND FINANCIAL STATEMENT EFFECTS OF THE PHANTOM MEMBERSHIP AGREEMENT WITH THE NON-EMPLOYEE DIRECTOR WERE SUBSTANTIALLY THE SAME AS THE TERMS DESCRIBED IN THE RESPONSE TO COMMENT 7 ABOVE. ACCORDINGLY, THE PROPER ACCOUNTING FOR THE AGREEMENTS DOES NOT FALL WITHIN THE SCOPE OF SFAS 123, EITF 96-18, OR APB 25.

                             ----------------------

            Please do not hesitate to contact me at (615) 742-7765, Jim Jenkins at (615) 742-6236 or Howard Lamar at (615) 742-6209 if you have any questions or further comments. Thank you for your previous prompt responsiveness and in advance for your prompt attention to this matter.

                                   Sincerely,

                                   /s/ Ryan D. Thomas

                                   Ryan D. Thomas

RDT:rmr

cc   Greg Belliston, Securities and Exchange Commission
     Oscar Young, Securities and Exchange Commission
     Keira Ino, Securities and Exchange Commission
     Kevin M. McNamara, Executive Vice President and Chief Financial Officer, HealthSpring, Inc.
     J. Gentry Barden, Senior Vice President, Corporate General Counsel and Secretary, HealthSpring, Inc.
     Howard H. Lamar III Esq., Bass, Berry & Sims PLC
     J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
     Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP